UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 7)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

170032809

(CUSIP Number of Class of Securities)

Michael Rubinoff
Cavendish Acquisition Corporation
c/o J. Safra Asset Management Corporation
550 Fifth Avenue
New York, NY 10036
(212) 704-5518
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Richard Hall, Esq.
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$722,028,612	$83,899.72

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Chiquita Brands International, Inc. (“Chiquita”), at a price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 47,112,311 shares of common stock of Chiquita that were issued and outstanding as of October 31, 2014; (ii) 677,326 shares of common stock of Chiquita potentially issuable upon exercise of outstanding stock options as of October 31, 2014; (iii) up to 597,677 shares of common stock of Chiquita subject to outstanding restricted stock units of Chiquita outstanding as of October 31, 2014 that may be settled for shares of common stock of Chiquita in connection with the Offer, (iv) 1,276,529 shares of common stock of Chiquita subject to Chiquita’s performance share awards as of October 31, 2014 and (v) 131,234 shares of common stock of Chiquita that may be issued in connection with the Chiquita directors deferred compensation program as of October 31, 2014. The foregoing figures have been provided by Chiquita as of October 31, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. (1)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,899.72	Filing Party: Cavendish Global Limited and Cavendish Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: November 4, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Cavendish Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Cavendish Global Limited, a company organized in England and Wales (“Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 4, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price of $14.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(b), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 though 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“At 12:00 midnight, New York City time, at the end of the day on Monday, January 5, 2015, the Offer expired as scheduled.  The Depositary advised that as of such time 39,791,364 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 84.46 percent of the currently issued and outstanding Shares. In addition, as of such time Notices of Guaranteed Delivery had been delivered for 1,748,335 Shares, representing approximately 3.71 percent of the currently issued and outstanding Shares.

 The number of Shares tendered into the Offer satisfied the Minimum Condition.  The conditions to the Offer having been satisfied, Purchaser has accepted for payment and has paid or will promptly pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Because Parent, Purchaser and other affiliates of Parent did not collectively beneficially own more than 90% of the Shares upon completion of the Offer, pursuant to the Merger Agreement, Purchaser was deemed to have exercised the Top-Up Option and purchased from Chiquita 41,286,271 Top-Up Shares at a price per Top-Up Share equal to the Offer Price.  As a result of such exercise, Purchaser owns more than 90% of the number of Shares outstanding (calculated on a fully diluted basis, excluding the Excluded Shares).  Purchaser has consummated the Merger as a short-form merger in accordance with Section 14A:10-5.1 of the New Jersey Business Corporation Act.  At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $14.50, in cash, without interest, and subject to any required withholding of taxes, except for (i) Shares beneficially owned by Parent or Purchaser, or any other affiliate of Parent, if any (including as a result of the exercise of the Top-Up Option by us), or Shares owned by Chiquita as treasury stock, if any, which will be canceled and will cease to exist, and (ii) Shares owned by a subsidiary of Chiquita, which will be converted into and become shares of common stock of the surviving corporation.  Following the Merger, the Shares will no longer be listed on the New York Stock Exchange before the opening of the market on January 7, 2015.  Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Chiquita’s reporting obligations under the Exchange Act as promptly as practicable.

The press release announcing the expiration and result of the Offer, issued by Cutrale-Safra on January 6, 2015, is attached as Exhibit (a)(5)(G) hereto, and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(G)	Press release issued by Cutrale-Safra on January 6, 2015.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2015

CAVENDISH ACQUISITION CORPORATION

By:	/s/ Michael Rubinoff
Name: Michael Rubinoff
Title: President and Director

CAVENDISH GLOBAL LIMITED

By:	/s/ Daniel Wainberg
Name: Daniel Wainberg
Title: Director

By:	/s/ Philip Warner
Name: Philip Warner
Title: Director

[Signature Page to Amendment No. 7 to Schedule TO]

Exhibit Index

Exhibit
(a)(5)(G)	Press release issued by Cutrale-Safra on January 6, 2015.*

* Filed herewith.